UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EBR SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: N/A

1	NAMES OF REPORTING PERSONS H.E.S.T. Australia Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,274,860 (1)
	6	SHARED VOTING POWER 18,947,624 (2)
	7	SOLE DISPOSITIVE POWER 16,274,860 (1)
	8	SHARED DISPOSITIVE POWER 18,947,624 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,222,484 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (3)
12	TYPE OF REPORTING PERSON OO

(1)

Includes 16,274,860 shares of common stock, par value $0.0001 per share (“common stock”), underlying the same amount of CHESS Depositary Interests (“CDIs”) of EBR Systems, Inc. (the “Issuer”) held by H.E.S.T. Australia Ltd. (the “Reporting Person”), as trustee for HESTA. Each CDI represents the right to receive one share of common stock. The CDIs are held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited.

(2)

Includes 15,875,392 CDIs and 3,072,232 shares of common stock issuable upon exercise of certain warrants held by MRCF3 Service (H) Pty Ltd (“MRCF3 Service (H)”) on trust for MRCF3 (H) Trust. MRCF3 Service (H) is the trustee of MRCF3 (H) Trust. The Reporting Person is the sole unitholder in MRCF3 (H) Trust. Pursuant to a Part B Management Agreement, dated April 22, 2015, among MRCF3 Service (H), BCP3 Pty Ltd and the Reporting Person, the Reporting Person may be deemed to share voting and investment power with respect to the CDIs and shares of common stock issuable upon exercise of certain warrants held by MRCF3 (H) Trust. Based on information provided by the Issuer in the Form 10 (as defined below), Christopher Nave and Henry Thompson are the members of MRCF3 Service (H) and share voting and investment power over the CDIs held by the Reporting Person.

(3)

Calculated using 364,044,810 shares of common stock outstanding as of September 30, 2024 as disclosed in Amendment No. 2 to the Issuer’s Form 10, filed with the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2024 (the “Form 10”).

CUSIP: N/A

Item	1(a). Name of Issuer: EBR Systems, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Officers: 480 Oakmead Parkway, Sunnyvale, CA 94085

Item	2(a). Name of Person Filing:

H.E.S.T. Australia Ltd. (the “Reporting Person”)

Item	2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for the Reporting Person is:

Level 20, 2 Lonsdale Street,

Melbourne, Victoria, 3000.

Item	2(c). Citizenship: See Item 4 of the cover page.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e). CUSIP No.: N/A.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 35,222,484. See Item 9 of the cover page.

(b) Percent of class: 9.7%. See Item 11 of the cover page. Calculated using 364,044,810 shares of common stock outstanding as of September 30, 2024 as disclosed in Amendment No. 2 to the Issuer’s Form 10, filed with the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2024 (the “Form 10”).

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 16,274,860. See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: 18,947,624. See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: 16,274,860. See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: 18,947,624. See Item 8 of the cover page.

The Reporting Person may be deemed to share investment power with respect to 15,875,392 CDIs and 3,072,232 shares of common stock issuable upon exercise of certain warrants held by MRCF3 Service (H) Pty Ltd (“MRCF3 Service (H)”) on trust for MRCF3 (H) Trust. MRCF3 Service (H) is the trustee of MRCF3 (H) Trust. The Reporting Person is the sole unitholder in MRCF3 (H) Trust. Pursuant to a Part B Management Agreement, dated April 22, 2015, among MRCF3 Service (H), BCP3 Pty Ltd and the Reporting Person, the Reporting Person may be deemed to have shared voting and investment power with respect to the CDIs and shares of common stock issuable upon exercise of certain warrants held by MRCF3 (H) Trust. Based on information provided by the Issuer in the Form 10, Christopher Nave and Henry Thompson are the members of MRCF3 Service (H) and share voting and investment power over the CDIs held by the Reporting Person.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of common stock or CDIs covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

CUSIP: N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024
H.E.S.T. Australia Ltd.

	By:	/s/ Bruce Cooper
	Name:	Bruce Cooper
	Title:	Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Power of Attorney